Jason L. Bradshaw

Senior Variable Compliance Consultant

North American Companies

for Life and Health Insurance

525 West Van Buren • Chicago, Illinois 60607

Phone:  800.800.3656, Ext. 27878 • Fax: 312.648.7778

E-Mail:  jbradshaw@sfgmembers.com

            RE:      Midland National Life Insurance Company

                        Midland National Life Separate Account C

                        Initial Registration Statement on Form N-4

                        File Nos. 333-221820; 811-07772

Dear Mrs. Bentzinger:

            Thank you for your comment letter of January 23, 2017 to Mr. Fred Bellamy regarding the above-referenced variable annuity initial registration statement.  This letter responds to each of your comments.  For convenience,

(a) each of your comments is stated below in regular type;

(b) our response is explained in bold; and

(c) language/disclosure added to the prospectus or SAI is in italics.

            Our goal is for this registration statement to be declared effective by May 1, 2018.  To that end, we are reflecting these responses in a first pre-effective amendment to the registration statement, filed herewith.  Audited financial statements for Midland National Life Insurance Company (“Midland”) are not yet available.  Therefore, we will include those financial statements (and certain exhibits) in a second pre-effective amendment.

GENERAL

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

The omitted information, such as financial statements and consents, will (as noted above) be filed with the second pre-effective amendment.

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the

Company will be solely responsible for any benefits or features associated with the

Contract.

The company is solely responsible for all benefits under the Contract.  We may reinsure a portion of the contracts. If applicable, that information will be included at a later date when the reinsurance contract, if any, is completed.

3. Please provide page numbering in the prospectus and Statement of Additional

Information.

Page numbers are located at the bottom of each page in both of these documents. Therefore, we are confused and unclear about this comment.  In any event, page numbers are included.

4. Please remove the initial capitalization of common terms such as “Our,” “We,” “You,”

“Your,” and “Us” in conformity with the Commission’s plain English requirements of

Rule 421 under Regulation C under the Securities Act of 1933 Act (the “1933 Act”). See also Office of Investor Education and Assistance, U.S. Securities and Exchange

Commission, A Plain English Handbook (1998).

We have removed all capitalization of these terms where applicable.

PROSPECTUS

Cover Page

5. Please disclose on the cover page that premiums may only be paid in the first Contract year.

Disclosure is added to the second paragraph of the cover page as follows:

You may make additional payments of $1,000 or more only in the first Contract year.

6. The cover page states that the Contract provides for the accumulation of capital on a tax deferred basis for retirement or other savings needs. Please clarify that, due to the

Contract’s Guaranteed Lifetime Withdrawal Benefit (“GLWB”), the Contract is designed for an owner to take regular annual withdrawals, and may not be appropriate if an investor is interested in maximizing long-term accumulation. Please make corresponding changes in the Summary when discussing who should not buy the Contract.

Disclosure is added to the second paragraph of the cover page and the first paragraph under Summary - Features of LiveWell Freedom Variable Annuity (page 8) to state:

Due to the Contract’s Guaranteed Lifetime Withdrawal Benefit (“GLWB”), the Contract is designed for an owner to take periodic withdrawals (for life). However, it may not be appropriate if you are interested only in maximizing long-term accumulation.

7. Please clarify in the fifth paragraph that partial withdrawals in excess of the lifetime payment amount will negatively impact the lifetime payment amount, and may significantly reduce the value of the GLWB or even terminate the Contract. Please also make this disclosure in the Summary and in the section of the prospectus titled “Detailed

Information About the Contract – Systematic Withdrawal.”

The statement that excess partial withdrawals may negatively impact the LPA and GLWB benefit is correct, since those withdrawals will not always have such negative impacts – it depends on the circumstances. Excess partial withdrawals will not have a negative impact on the GLWB, if the accumulation value is greater than the GLWB value at the time of the excess partial withdrawal; and such withdrawals will not have a negative impact on the LPA, if the accumulation value at the time of the excess partial withdrawal is greater than what the GLWB Value was at the time of the 1st partial withdrawal. Accordingly, we have revised that statement (in all places) by adding at the beginning of the sentence “In certain circumstances …” (see revised cover page paragraph 5, below).  The circumstances are explained in the new second bullet under “GUARANTEED LIFETIME WITHDRAWAL BENEFIT (GLWB -  Things to Consider Regarding This Contract” (see response to Comment # 49g, below).

Please also provide clear disclosure relating to the following:

a. The GLWB provides a guarantee that may never come into effect (i.e.

withdrawals taken while accumulation value is greater than zero are withdrawals of the investor’s own money, and the chance of outliving accumulation value and receiving lifetime payments from the Company may be minimal);

The fifth paragraph on the cover page has been revised to add the requested additional disclosures, as follows:

The Contract includes a Guaranteed Lifetime Withdrawal Benefit (“GLWB”) that guarantees, under certain circumstances, that you can withdraw the greater of the lifetime payment amount or the required minimum distribution each Contract year for as long as the covered person lives, regardless of investment performance and even if the Contract’s accumulation value reaches zero. In certain circumstances, partial withdrawals during a Contract year in excess of the greater of the lifetime payment amount or the required minimum distribution will negatively impact the lifetime payment amount and the GLWB value. Partial withdrawals taken prior to the freedom date, while the accumulation value is greater than zero, will reduce the Contract’s accumulation value. Partial withdrawals are taken out of your accumulation value until the earliest of the accumulation value reaching zero or the freedom date, while the covered person lives.  The probability of outliving your accumulation value and receiving the lifetime payment amount that we pay from our general account may be minimal. There is a charge for the GLWB benefit.

Similar disclosure has been added to the Summary and section Detailed Information About the Contract – Systematic Withdrawal.

7.b. The investment options under the Contract have been chosen to minimize the risk that the accumulation value will be reduced to zero before the covered person’s death, thereby requiring the Company to make lifetime payments from its general account;

The investment options were chosen so the company can manage its risk through hedging.

The following information was added to the third paragraph on the cover page:

The investment options available under the Contract have been chosen to align the GLWB benefit and the expected accumulation value investment performance to manage the risk.

A more detailed explanation (including the reference to hedging) is in the fifth bullet under “GUARANTEED LIFETIME WITHDRAWAL BENEFIT (GLWB -  Things to Consider Regarding This Contract” (see response to comment #41d, bel ow).

As noted above, we have also added cover page disclosure stating that the probability of receiving lifetime payment amounts from the company’s general account may be minimal.

c. An investor should not purchase the Contract as a qualified Contract unless the investor is certain that his or her required minimum distribution amount will not exceed the lifetime payment amount, since withdrawals that exceed the lifetime payment amount may significantly reduce the value of the GLWB or even terminate the Contract; and

We have changed the contract so it is RMD friendly.  The RMD withdrawals will no longer reduce the lifetime payment amount even if the RMD is greater than the lifetime payment amount. The revised fifth paragraph on the cover page (and other disclosures throughout) reflects the RMD friendly nature of the GLWB.

d. Other factors that may make the purchase of the Contract unsuitable (e.g., the owner does not intend to take withdrawals prior to annuitization, intends to take withdrawals that exceed the lifetime payment amount, etc.).

The following has been added to be the sixth paragraph on the cover page:

This Contract may be unsuitable if you intend to annuitize the Contract prior to the freedom date.

Definition of Key Terms Pages

8. In accordance with plain English principles, please use defined terms sparingly. In particular, please refrain from using multiple defined terms to refer to the same thing,

e.g., “accumulation value” and “account value” both refer to the value in the Separate

Account; “subaccount,” “investment option,” and “investment division” each refer to the divisions of the Separate Account; “surrender value” and “cash surrender value” each refer to the amount received upon surrender.

The prospectus has been revised to use the terms accumulation value, investment option and surrender value.  The synonymous terms have been deleted.

9. The GLWB covered person is defined as the owner of the Contract, and that in the case of joint owners, the GLWB covered person is the younger of the joint owners. Please clarify that the GLWB covered person is the individual upon whose life the GLWB lifetime payments are measured. Please also make clear that there may be two GLWB covered persons, but that the younger of joint owners is the only covered person in the event the joint owners are not spouses.

The definition of GLWB Covered Person (page 8) has been revised to read as follows:

GLWB Covered Person means the owner of the Contract and the individual upon whose life the GLWB lifetime payments are measured. In the case of joint owners, the GLWB covered person is the younger of the joint owners. Joint covered persons must be spouses. If the owner is a non-natural entity, then the annuitant is the GLWB covered person.

On this contract the company will only allow covered persons and joint owners that are spouses.

10. Please remove the defined term “Gross Premium” as it is not used anywhere in the prospectus.

It has been deleted from the defined terms.

Summary – Features of LiveWell Freedom Variable Annuity

11. In the fourth paragraph, please include other factors relating to the GLWB feature that may make the purchase of the Contract unsuitable (e.g., the owner does not intend to take withdrawals prior to annuitization or intends to take withdrawals that exceed the lifetime payment amount, the owner is purchasing a qualified Contract and his or her required minimum distribution amount may exceed the lifetime payment amount, etc.). Please also provide this disclosure in the section of the prospectus titled “Additional Information

About LiveWell Freedom Variable Annuity – Suitability of the Contract.”

We note we have made the contract RMD friendly so you can withdraw the greater of the lifetime payment amount or the RMD.

We have added the following bullets in the summery section (page 10):

            You should not buy this contract:

            …

•         if you do not intend to take withdrawals prior to annuitization;

•         if you plan to annuitize prior to the freedom date; or

•         if you intend to take withdrawals that exceed the lifetime payment amount or required minimum distribution.

We have also added the following to the Additional Information – Suitability of the Contract section (page 16):

This Contract is designed for people seeking to make periodic withdrawals.  You should not buy this Contract:

•         if you are looking for a short-term investment;

•         if you cannot risk getting back less money than you put in;

•         if you do not intend to take withdrawals prior to annuitization;

•         if you plan to annuitize prior to the freedom date; or

•         if you intend to take withdrawals that exceed the lifetime payment amount or minimum distribution.

Summary – Features of LiveWell Freedom Variable Annuity – Flexible Premium

Payments

12. Please disclose the potential consequences of restricting premium payments to only the first Contract year (e.g., an investor will not be able to increase the accumulation value beyond the first year; an investor cannot utilize dollar cost averaging).

We have added disclosure to the end of the first paragraph:

You may not be able to increase the accumulation value as quickly as other contracts since you can only make payments in the first Contract year.

We have added disclosure at the end of the second paragraph:

This Contract does not offer dollar cost averaging.

Summary – Features of LiveWell Freedom Variable Annuity – Surrenders and Partial

Withdrawals

13. In the first paragraph, please clarify the need for a cross-reference to the “Free

Withdrawal Amount” discussion.

The cross reference to the free withdrawal section has been left in due to the update made in comment 14, see below.

14. Please clearly state that the Company imposes a surrender charge on surrenders, partial withdrawals, and annuitization in excess of the free withdrawal amount, and disclose the maximum charge and surrender charge period.

Note: We have changed the contract so the surrender charge is a percentage of the premium payments rather than the accumulation value.

We have added a second paragraph to read as follows:

A surrender charge of up to 8% will be assessed against each premium payment for the first seven years for partial withdrawals, surrenders and annuitization in excess of the free withdrawal amount, lifetime payment amount or required minimum distribution, whichever is greatest. The amount of any applicable surrender charge depends on the number of years since each premium payment. See “Free Withdrawal Amount” on page ___ for more information. Partial withdrawals in excess of the lifetime payment amount may negatively impact the GLWB benefit.

15. Please disclose that the Company will not assess a surrender charge on partial withdrawals each year up to the lifetime payment amount. Please make corresponding changes to the sections of the prospectus titled “Detailed Information About the Contract

– Surrenders and Partial Withdrawals” and “Charges, Fees and Deductions – Surrender

Charge.”

Note: We note we have changed the contract to be RMD friendly.

Disclosure is added to the Detailed Information About the Contract – Surrenders and Partial Withdrawals, in the first paragraph as the third sentence, as follows:

We will assess a surrender charge for partial withdrawals, surrenders and annuitization in excess of the free withdrawal amount, lifetime payment amount or required minimum distribution, whichever is greater.

We have revised disclosure under Charges, Fees and Deductions – Surrender Charge, in the first sentence of the second paragraph to read:

We will deduct applicable surrender charges from any surrender or partial withdrawal of premiums (including a surrender to effect an annuity and on systematic withdrawals) that exceeds the free withdrawal amount, lifetime payment amount or required minimum distribution, whichever is greater.

16. Please revise the third paragraph to specifically address annuitization, or remove the cross-reference to “Electing an Annuity Payment Option” in that paragraph.

The cross reference has been deleted.

17. Please consider adding to the Summary a separate section that discusses annuitization under the Contract.

We have added the following subsection in the summary after the surrender and partial withdrawals subsection:

Annuitization

Although the Contract is intended primarily for taking lifetime withdrawals of the lifetime payment amount under the GLWB benefit, you also have the option of annuitizing the contract and receiving fixed payments for life (single or joint) and/or for a guaranteed period. If you annuitize prior to the freedom date you will forgo the GLWB benefit. If after the freedom date you may receive the LPA and accumulation value. See “Electing an Annuity Payment Option” on page ___.

Summary – Features of LiveWell Freedom Variable Annuity – Death Benefit

18. Please disclose that the death benefit prior to the maturity date is equal to the accumulation value less any state premium tax.

The following has been added:

 The death benefit prior to the maturity date is equal to the accumulation value less any state premium tax.

Summary – Fees and Expenses

19. Please reconcile the parenthetical to the surrender charge in the first fee table, which states that the surrender charge is assessed as a percentage of premiums withdrawn, with disclosure elsewhere in the prospectus, which states that the surrender charge is calculated as a percentage of accumulation value withdrawn. Further, rather than disclosing in the table a range of “0% to 8.0%,” please disclose either the maximum charge of 8.0% or include a tabular presentation, within the larger table, of the range of the surrender charge over time. See Instruction 9 to Item 3 of Form N-4.

The surrender charge is a percentage of premiums withdrawn.  The table now only shows the maximum 8% charge.

20. Please disclose in the fee table the transfer charge of $15, rather than stating a range of

“$0 to $15,” which suggests incorrectly that the charge could fall between $0 and $15.

Details regarding variations in fees and charges may be presented in a footnote to the fee table. See Instruction 5 to Item 3 of Form N-4.

The table now only shows the potential $15 charge.

21. In the fee table describing the periodic charges other than portfolio expenses, please state the basis of each charge in a parenthetical next to the name of each line item, as indicated

in the fee table format in Item 3 of Form N-4, rather than in a footnote to the fee table.

Any additional explanation regarding the basis for a charge may be presented in a footnote to the fee table.

Added parentheticals (as a percentage of accumulation value).

Further, as also indicated in the fee table format in Item 3 of Form N-4, Separate Account

Annual Expenses are to be stated as a percentage of average account value. As the

GLWB charge is assessed as a percentage of the GLWB value, and not as a percentage of the accumulation value in the Separate Account, the GLWB charge should not be included in the sum of Total Separate Account Annual Expenses. Please move the Total

Separate Account Annual Expenses line item so that it precedes the GLWB charge line item and provides an expense total of 1.25%. Please briefly explain in a footnote how the

GLWB value is determined.

Moved up total expense line and changed values. Added to footnote #2:

The GLWB Value is equal to premiums received prior to the first withdrawal, increased each year by the GLWB roll-up credit percentage, and applied on each Contract year end during the GLWB roll-up period.

22. The prospectus states that the current mortality and expense risk charge and the current asset based administration charge cannot be changed after a Contract has been issued. As such, please revise the fee table to remove any references to a “current” and “guaranteed maximum” mortality and expense risk charge and asset based administration charge. A maximum charge disclosed in the fee table should be the maximum guaranteed charge that can be imposed under contracts purchased based on the current prospectus, and not the maximum charge that may be imposed in the future (i.e., a charge that would not apply to current purchasers or existing contract owners). Increases in charges that would only apply to future sales typically should be made in a future amendment to the registration statement. Please also make corresponding revisions elsewhere in the prospectus, including to the “Risk of Increases in Fees and Charges” section of the

Summary.

The fee table now shows only the current separate account charges.

23. Please update the range of annual operating expenses for the portfolios to reflect expenses for the year ended December 31, 2017. Further, please include a footnote stating that the range of total annual operating expenses after waivers and expense reimbursements reflects only those contractual reimbursements that will remain in effect for at least one year from the effective date of the portfolio’s registration statement. See

Instruction 3(e) to Item 3 of Form N-1A.

The expenses have been updated and footnote added as follows:

 2The range of total annual operating expenses after waivers and expense reimbursements reflects only those contractual reimbursements that will remain in effect for at least one year from the effective date of the portfolio’s registration statement.

Summary – Expense Examples

24. Please update the expense examples to reflect portfolio expenses for the year ended

December 31, 2017.

Updated to reflect the year end 2017 numbers.

25. Please reverse the expense examples so that the most expensive combination of features is shown first.

The expense examples have been flipped so the highest combination of fees and expenses is now the first set of examples shown.

26. Please remove the word “voluntary” from the parenthetical in the narrative preceding each expense example. See comment 23 above.

Deleted reference to voluntary.

Summary – Financial Information

27. Please disclose that condensed financial information has not been provided because no subaccount offered under the Contract has commenced operations as of the date of the prospectus. Alternatively, if any subaccount has been previously made available under any other contract offered through the same separate account (e.g., the other contract has the same underlying fund option and same total separate account expense), then please include in the prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). For example, we note that the American Funds IS Blue Chip Income and Growth

Fund (Class 4) is offered under the Company’s LiveWell Variable (File Number

333-176870) with total separate account expense (with the Optional 5-Year Value

Endorsement) of 1.25%. See Instruction 1 to Item 4(a) of Form N-4.

We note that Instruction 1 to Item 4(a) specifically states: “Information need not be provided for any class of accumulation units of the registrant derived from contracts that are currently offered for sale by means of a different prospectus.”   This applies to the example cited above.

Nevertheless, the accumulation unit value table has been added to the prospectus (as Appendix D) and the numbers/values will be added to the document in the next pre-effective amendment.

Summary – Charges and Fees

28. When summarizing the charges and fees under the Contract, please include a brief description of the transfer charge.

We have added the following:

Transfer Charge

There may be a $15 charge for each transfer in excess of 15 in any one contract year.

29. Please clarify that a surrender charge of up to 8% will be assessed against the accumulation value withdrawn when partial withdrawals are taken in excess of the free withdrawal amount. Please disclose that the surrender charge is imposed during the first seven Contract years.

Note that we have changed the contract to be RMD friendly and the surrender charges are based off the premium payments rather than the accumulation value.   Therefore, the first paragraph under Surrender Charge has been revised to read:

Sales charges are not deducted from premium payments. A surrender charge of up to 8% will be assessed against each premium payment withdrawn for the first seven years when partial withdrawals are taken in excess of the free withdrawal amount, lifetime payment amount or required minimum distribution, whichever is greater. This includes surrenders and partial withdrawals to effect an annuity and systematic withdrawals. The amount of any applicable surrender charge depends on the number of years since each premium payment. See “Surrender Charge” on page ___.

30. The disclosure states that the Company reserves the right to deduct the amount of any state premium taxes from the surrender value at surrender and from the accumulation value at death, maturity, or annuitization. Please revise the disclosure to clarify that such taxes would be deducted from the surrender value at surrender, maturity, or annuitization,

and from the accumulation value at death. Please make corresponding changes to the section of the prospectus titled “Charges, Fees and Deductions – State Premium Taxes.”

Changed in both places as requested to read: “from the surrender value at surrender, maturity, or annuitization, and from the accumulation value at death.”

Additional Information About LiveWell Freedom Variable Annuity – Our Separate

Account and its Investment Options

31. Please bold or otherwise make more prominent the disclosure informing investors how to obtain fund prospectuses and that such prospectuses should be read carefully before investing. See Item 5(d) of Form N-4.

Added italics to the following text to provide prominence:

More detailed information about the portfolios and their investment objectives, policies, risks, charges, expenses and other aspects of their operations, appear in their prospectuses and in each portfolio’s Statement of Additional Information.  You should read the portfolios’ prospectuses carefully before investing, allocating or transferring money to any portfolio.  You can receive a current copy of a prospectus (or summary prospectus) for each of the portfolios by contacting your registered representative or by calling our Customer Service Center at (866) 747-3421 or writing to our Customer Service Center, Midland National Life Insurance Company, P.O. Box 758547, Topeka, Kansas 66675-8547.

Additional Information About LiveWell Freedom Variable Annuity – Amounts in Our

Separate Account

32. Please disclose that the Company redeems accumulation units to deduct the GLWB charge.

We added “such as the GLWB charge” to the last sentence in the first paragraph so it reads:

 We also redeem units to pay for certain charges such as the quarterly GLWB Charge.

Additional Information About LiveWell Freedom Variable Annuity – Our Right to Change

How We Operate Our Separate Account

33. The prospectus states that if the owner is enrolled in an automatic rebalancing or automatic premium program, then accumulation value in an investment option that is liquidating will be transferred to the PIMCO Total Return Portfolio Advisor Class (for

bonds) and the Deutsche Equity 500 Index VIP-B (for equities) investment options.

Further, automatic allocations into an investment option that is removed or no longer available will default to these investment options. Please explain how these procedures are consistent with Section 26(c) under the Investment Company Act of 1940 (“1940

Act”).

Further, if an automatic premium program is not offered under the Contract, then please revise this disclosure accordingly. Please also revise the disclosure to be clear that automatic rebalancing is mandatory under the Contract.

The default procedures described in the prospectus are simply not substitutions subject to Section 26(c) of the Investment Company Act of 1940.  In a typical substitution, the insurance company depositor decides to redeem all shares of the existing fund, for all contract owner funds in the applicable sub-account, and purchase shares of the replacement fund.  These default procedures are fundamentally different.  A fund liquidation is not a decision by the insurance company depositor to redeem shares of the liquidating fund (and substitute shares of the replacement fund); the liquidation decision is made by fund, and the depositor must do something with the proceeds.  Forcing cash out of the contract to the contract owners is clearly not feasible, or compatible with the 1940 Act or the goals and intention of the investors.   An involuntary forced redemption out of the separate account could have significant negative consequences for the contract owners, and there is no money market fund in this product.   Clearly, the default allocation of automatic premiums is not a substitution of one security for another – only one security is involved.  And with respect to rebalancing, the default procedure does not take funds out of the ‘existing’ fund; that is done through the automatic rebalancing program.

It is important to recognize that in a substitution situation, the substitution transaction is not foreseen or foreseeable when the contract is purchased; it is not disclosed in the prospectus at the time of purchase, and not known to or agreed to by the contract owner/investor.   Here, however, the possible need for default procedures is foreseeable and foreseen, and obviously it is disclosed in the prospectus at the time of purchase. These procedures are part of the product that the investor purchased (they are necessary for the product to work as intended), and as such they really constitute standing, contingent orders from the contract owner: “if this occurs in the future, then do this with my funds that are affected.”  A substitution, on the other hand, cannot be viewed as standing, contingent orders from the contract owner.

In addition, a substitution typically is done at the sub-account level, where the insurer replaces all of the assets of the subaccount (shares of the existing fund) with another security (shares of the replacement fund).  Here, in the automatic premium and automatic rebalancing situations, the default procedures would be applied at the individual contract owner level; when each individual premium or rebalancing would take place, then the procedures are applied only to that individual transaction (in accordance with that contract owner’s standing instructions), and not to any others.

Of course, as disclosed in the prospectus, these default procedures only apply if no other instructions are received from the contract owner, and owners have the opportunity to transfer any affected amounts to other investment options without charge.

We also note that it has been a common practice for many years for variable annuity GLWBs to include automatic reallocation programs (based on algorithims or formulas) that move accumulation value to and from a money market (or fixed) account, without a Section 26(c) order.

Detailed Information About the Contract – Premium Payments

34. Please reconcile the disclosure in the second paragraph stating that investments after the initial premium payment may be made at any time up to the maturity date with disclosure in this section and elsewhere in the prospectus stating that additional premium payments may only be made during the first Contract year.

Disclosure has been updated to read:

Investments after the initial premium payment may be made only in the first Contract year.

Detailed Information About the Contract – Surrenders and Partial Withdrawals

35. Please reconcile the statement that partial withdrawals must be made in amounts of

$1,000 or more with the disclosure in the “Charges, Fees and Deductions” section of the prospectus stating that partial withdrawals must be made in amounts of $100 or more.

This has been changed to $100.

36. Please make prominent the statement that partial withdrawals may negatively impact the

GLWB benefit, and make clear that withdrawals in excess of the lifetime payment amount may significantly reduce the value of the GLWB or even terminate the Contract.

The sentence is now in bold, revised to read:

Partial withdrawals, in excess of the LPA or required minimum distribution, may negatively impact the GLWB benefit.

We note: Excess partial withdrawals will not terminate the contract; it would have to be a full withdrawal (a surrender) to terminate the contract.

37. When discussing when the Company may delay payment of surrenders or partial withdrawals by more than seven days, please revise the third bullet to clarify that such suspension may occur if it is not reasonably practical to dispose of securities or fairly value net assets only for any period during which an emergency exists. See Section 22(e)

under the 1940 Act. Please make corresponding changes in the section of the prospectus titled “Additional Information - When We Pay Proceeds From this Contract.”

The bullets have been revised in both places to read:

. it is not reasonably practical to dispose of securities or fairly value net assets for any period during which an emergency exists.

Detailed Information About the Contract – Systematic Withdrawals

38. Please disclose in the second paragraph that the Company will not assess a surrender charge on systematic withdrawals each year up to the lifetime payment amount.

Added as the second to the last sentence in the second paragraph:

We will assess a surrender charge for partial withdrawals and surrenders in excess of the free withdrawal amount, lifetime payment amount or required minimum distribution, whichever is greater.

Detailed Information About the Contract – Guaranteed Lifetime Withdrawal Benefit

(GLWB)

39. Lifetime Payment Percentage:

a. Please remove the initial capitalization of non-defined terms such as “GLWB

Attained Age,” “GLWB First Partial Withdrawal,” and “Joint Pay-Out” in

conformity with the Commission’s plain English requirements of Rule 421 under

Regulation C under the 1933 Act. See also Office of Investor Education and

Assistance, U.S. Securities and Exchange Commission, A Plain English

Handbook (1998).

Capitalization has been removed for these non-defined terms.

b. Please make clear that “joint pay-out” refers to providing lifetime payments for as long as either GLWB covered person is living.

Added to the second paragraph as the last sentence:

Joint pay-out provides lifetime payments for as long as either GLWB covered person is living.

40. GLWB Charge: Please disclose how the Company may change the GLWB charge.

The following has been added:

 We will periodically reevaluate the GLWB charge in light of the investment market conditions and utilization of the GLWB benefit. The GLWB charge may be changed (increased or decreased) if the investment market conditions and/or the utilization of the GLWB benefit is significantly different from what we expected.

41. Things to Consider Regarding This Contract (Especially the Automatic GLWB Feature):

a.       Please move this section to precede the Lifetime Payment Percentage discussion.

This text has been moved above the LPP section.

b. Please add a bullet stating that the GLWB provides a guarantee that may never come into effect (i.e. withdrawals taken while accumulation value is greater than zero are withdrawals of the investor’s own money, and the chance of outliving accumulation value and receiving lifetime payments from the Company may be minimal).

Added as the second to the last bullet:

Partial withdrawals taken prior to the freedom date while the accumulation value is greater than zero will reduce the accumulation value and are withdrawals of your money. We do not make the lifetime payment amount out of our general account until the earliest of the accumulation value going to zero or reaching the freedom date while the covered person is living, so there may be a minimal chance that the lifetime payment amount will be paid by us.

c. The third bullet states that the owner should carefully consider when to make the first withdrawal, and taking withdrawals too soon or delaying taking withdrawals may limit the value of the GLWB. Please explain in more detail how the timing of the first withdrawal could impact the benefit (e.g., taking withdrawals early on may maximize the time to take withdrawals due to a longer life expectancy, but will terminate the roll-up period and therefore limit the potential for increasing the

GLWB value; delaying taking withdrawals could increase the Lifetime Payment

Percentage; etc.).

Added as an additional paragraph to the third bullet:

Taking withdrawals early will increase the time in which you will be able to receive lifetime payment amounts, but will limit the amount of the lifetime payment amount, because the GLWB roll-up period will end and the lifetime payment percentage will be locked upon the first partial withdrawal.  Taking withdrawals later will likely increase the lifetime payment amount due to a longer GLWB roll-up period and due to the potential for increased lifetime payment percentage, but delaying taking withdrawals will shorten the time in which you will be able receive lifetime payment amounts.

d. Please explain in the fifth bullet that the Contract’s investment options have been chosen to minimize the risk that the accumulation value will be reduced to zero before the covered person’s death, thereby requiring the Company to make lifetime payments from its general account.

Added as the last sentence to the fifth bullet:

The investment options available under the Contract have been chosen to align the GLWB benefit and the expected accumulation value investment performance to manage the risk to us (i.e., so that we can hedge the GLWB risk using capital market options, futures, swaps, or other instruments).

e. Please revise the sixth bullet to make clear that withdrawals in any one contract year that exceed the lifetime payment amount will reduce the lifetime payment amount and the GLWB value on a greater than dollar-for-dollar basis. Please explain that this means the GLWB value could be decreased by more than the actual amount of the withdrawal.

“Will” reduce is not accurate in all circumstances.   We have revised the sixth bullet (now part of bullet two per comment 41g) to read as follows:

Cumulative withdrawals in any one contract year that exceed the greater of the lifetime payment amount or RMD may reduce the GLWB value on greater than a dollar-for-dollar basis and may reduce the lifetime payment amount.  The GLWB value will be reduced on a greater than a dollar-for-dollar basis for partial withdrawals that exceed the greater of the lifetime payment amount and RMD, if the accumulation value at the time of the partial withdrawal is less than the GLWB value.  The lifetime payment amount will be reduced for partial withdrawals that exceed the greater of the lifetime payment amount or RMD, if the accumulation value at the time of the partial withdrawal is less than the GLWB value at the time of the partial withdrawal.

f. The seventh bullet states that the Contract and GLWB will terminate upon the death of the GLWB covered person. Please state when the Contract and GLWB will terminate if there are joint owners and/or two GLWB covered persons.

Added to this bullet as the second to the last sentence:

When joint owners or covered persons are elected, the death benefit is payable upon the death of the first owner, although spousal continuation may be available.

In addition, a more detailed explanation has been added to the “Contract Termination” section, which reads as follows:

            If there are joint Contract owners, then (a) the GLWB rider benefit continues until the death of the second owner to die; and (b) the base contract death benefit is paid upon the first death (i.e., any remaining surrender charges are waived going forward) and since joint owners must be spouses, the survivor may continue the contract under spousal continuation, if he/she chooses, thus continuing the entire contract including the GLWB benefit.

g. Please explain in the ninth bullet that if the accumulation value and GLWB value are reduced to zero due to an excess withdrawal, the Contract and GLWB will terminate. Please combine this bullet with the second and sixth bullets.

This is not a true statement. In order for the GLWB to terminate the contract owner would need to surrender the contract.  In the case of the contract holder taking withdrawals it would require the GLWB value, LPA and accumulation value to be zero, prior to the freedom date.

The bullets have been combined, to be the second bullet, with sub bullets as it’s rather hard to read as one large bullet:

•         We have designed this benefit for you to take withdrawals from the Contract.

o   Cumulative withdrawals in any one contract year that exceed the greater of the lifetime payment amount or RMD may reduce the GLWB value on greater than a dollar-for-dollar basis and may reduce the lifetime payment amount.

▪  The GLWB value will be reduced on a greater than a dollar-for-dollar basis for partial withdrawals that exceed the greater of the lifetime payment amount or RMD, if the accumulation value at the time of the partial withdrawal is less than the GLWB value.

▪  The lifetime payment amount will be reduced for partial withdrawals that exceed the greater of the lifetime payment amount and RMD, if the accumulation value at the time of the partial withdrawal is less than the GLWB value at the time of the partial withdrawal.

▪  You might not want to purchase this Contract if you plan on taking, or might need to take, withdrawals in excess of the lifetime payment amount or RMD in any contract year because such excess withdrawals may significantly reduce the lifetime payment amount and GLWB value provided by this Contract.

h. In the tenth bullet, please clarify that an investor should not purchase the Contract as a qualified Contract unless the investor is certain that his or her required minimum distribution amount will not exceed the lifetime payment amount, since withdrawals that exceed the lifetime payment amount may significantly reduce the value of the GLWB or even terminate the Contract.

We have changed the contract to make it RMD friendly.  If the RMD is greater than the lifetime payment amount then RMD withdrawals will not affect the lifetime payment amount or GLWB value.

This bullet has been deleted as it is no longer applicable.

 i. Please disclose that any amounts paid by the Company under the GLWB in excess of accumulation value are subject to the Company’s financial strength and claims-paying ability.

Added a new bullet at the end of this section that states:

Any amounts paid by us under the GLWB in excess of the accumulation value are subject to our financial strength and claims-paying ability.

j. Please consider advising investors to consult with their financial representatives to determine whether the Contract with the mandatory GLWB is suited for their financial needs and risk tolerance.

Added to the last paragraph to read:

You should consult with your financial representatives to determine whether this Contract with a mandatory GLWB is suited for your financial needs and risk tolerance.

k. In the last paragraph, please clarify that withdrawals under the GLWB benefit will reduce the accumulation value, the death benefit, and the free withdrawal amount,

and withdrawals that exceed the lifetime payment amount may be subject to surrender charges.

Updated the section to read as follows:

Withdrawals under the GLWB benefit:

•         will reduce your accumulation value, the death benefit, and the free withdrawal amount, and withdrawals that exceed the lifetime payment amount or required minimum distribution, whichever is greater, may be subject to surrender charges, and

•         may be subject to income taxes and federal tax penalties.

42. Investment Limitations and Restrictions: When stating that the Contract’s “investment limits and restrictions are designed to limit the risk to the Company,” please explain this risk (i.e., the risk that the accumulation value will be reduced to zero before the covered person’s death, thereby requiring the Company to make lifetime payments from its general account).

Changed to read as follows:

The investment options available under the Contract have been chosen to align the GLWB benefit and the expected accumulation value investment performance to manage the risk to us.  That risk is that the accumulation value will be reduced to zero before the covered person’s death, thereby requiring us to make lifetime payments from our general account. These investment limitations and restrictions may not be in your best interests, since they may expose you to increased risk and/or limit your potential investment gains.

43. IRS Required Minimum Distributions: Please make clear that if the owner must withdraw more than the lifetime payment amount to satisfy the IRS required minimum distribution amount, then such withdrawals may significantly reduce the value of the

GLWB or even terminate the Contract.

We have changed the contract to be RMD friendly.  This comment no longer applies as we will allow the consumer to withdrawal the greater of the lifetime payment amount or RMD.

44. GLWB Roll-Up: The roll-up amount is calculated based, in part, on changes in the S&P

500 Capital Appreciation Index. Please briefly describe the index.

Add as the third paragraph under GLWB Roll-Up:

 S&P500 Capital Appreciation Index is the Standard & Poor's 500 Index excluding dividends.  The Standard & Poor's 500 Index is an index of stock issued by the 500 large companies with market capitalizations of at least $6.1 billion. The S&P 500 is a market-value-weighted index and one of the common benchmarks for the U.S stock market.

45. Effects of Partial Withdrawals (including Lifetime Payment Amounts) on the GLWB: In the example, please more fully explain how the lifetime payment amount of $4,750 was derived (i.e., the lesser of the lifetime payment amount prior to the withdrawal or the lifetime payment amount in effect at the time of the first withdrawal multiplied by the greater of (i) the accumulation value immediately after the withdrawal, or (ii) the GLWB value immediately after the withdrawal).

Added a bullet to the example that reads as follows:

•         The LPA equals:

o   minimum [$10,000 (LPA prior to the excess partial withdrawal) and:

o   maximum [$95,000 (GLWB Value after the excess partial withdrawal) and $45,000 (accumulation value after the excess partial withdrawal)] * 5% (LPP)];

o   which equals the minimum [$10,000 and $95,000 * 5%];

Immediately following the example, please state that the example demonstrates that a withdrawal in excess of the lifetime payment amount could reduce the GLWB value

(from $200,000 to $95,000) by substantially more than the actual amount of the withdrawal ($55,000).

Added just after the example:

The example demonstrates that a withdrawal in excess of the lifetime payment amount could reduce the GLWB value (from $200,000 to $95,000) by substantially more than the actual amount of the withdrawal ($55,000).

46. Effect of Full Surrender on the GLWB Value. Please provide a cross-reference to

Appendix C, which provides examples showing a full surrender of the Contract. Further,

please provide a separate heading for the second paragraph in this section, which discusses the depletion of accumulation value, and for the third paragraph in this section,

which discusses the potential tax consequences of payments made after the freedom date or the date the accumulation value is depleted.

A cross reference to Appendix C has been added.

A new sub-heading: “Effects of Depletion of Accumulation Value on the GLWB” has been added.

A new sub-heading: “Potential Tax Consequences of Payments Made After the Freedom Date” has been added.

With regard to the section describing the depletion of accumulation value, please address the following:

a. Please clarify the first sentence of this paragraph, which states that “[i]f the first partial withdrawal has not been taken prior to the accumulation value going to zero.”

We have changed the first sentence to read:

 If you have not taken any partial withdrawals and your accumulation value reaches zero due to poor investment option performance, then the lifetime payment amount will be calculated and paid until the death of the GLWB covered person or until the death of the second GLWB covered person for joint owners or joint covered persons.

b. Please disclose what happens if the accumulation value is depleted due to negative investment performance, partial withdrawals, and/or the deduction of

Contract charges prior to the freedom date.

We have revised the second sentence in this paragraph to read:

The lifetime payment amount will be calculated as the GLWB value (at the time the accumulation value reaches zero) times the lifetime payment percentage based on the attained age of the GLWB covered person at the time the accumulation value reaches zero.

Please disclose the amount of the lifetime payment if the first partial withdrawal has been taken, and if it has not.

We have added as the second paragraph under this heading:

When the accumulation value reaches zero prior to the freedom date, we will pay the lifetime payment amount each year as long as the GLWB covered person(s) is living.

1)      If the first partial withdrawal has not been taken prior to the accumulation value reaching zero, then the lifetime payment amount will be calculated based on the GLWB value and the applicable lifetime payment percentage at the time the accumulation value reaches zero.  This calculated lifetime payment amount will be paid by us each year as the GLWB covered person(s) is living.

2)      If the first partial withdrawal has been taken prior the accumulation value going to zero, the lifetime payment amount available at the time the accumulation value reaches zero will continue to be paid by us as long as the GLWB covered person(s) is living.

Please explain how lifetime payments will be paid if there are two GLWB covered persons, and what happens to any portion of the lifetime payment amount that had not been withdrawn during the current contract year prior to the depletion of the accumulation value.

We have added as the third paragraph under this heading:

If there are joint GLWB covered persons, the lifetime payment amount is available each year until the death of the second GLWB covered person.  This includes the year in which the accumulation value reaches zero.  If the accumulation value reaches zero, during that year any portion of the lifetime payment amount not taken prior to the accumulation value reaching zero, will be paid by us.  Each year after the accumulation value has reached zero, we will pay the lifetime payment amount as long as the GLWB Covered Person(s) is living.

c. Please prominently disclose what happens if the accumulation value is depleted due to an excess withdrawal prior to the freedom date.

See b above.

47. GLWB Freedom Date: If true, please explain that the accumulation value following the freedom date will be available for annuitization upon the maturity date and as a death benefit upon death of the owner.

The requested disclosure has been added to #3 below:

When your Contract reaches the freedom date:

1.       We will no longer assess the GLWB charge to the Contract.

2.       The accumulation value will not be reduced for lifetime payment amounts paid to you on or after the freedom date.

3.       You will also be able to access your accumulation value (by full or partial withdrawal or annuitization) on or after the freedom date without affecting your lifetime payment amount.

4.       The lifetime payment amount payments to you will continue (or begin, if they have not already begun).

48. Other GLWB Matters: Please make clear in the third paragraph that if the owner must withdraw more than the lifetime payment amount to satisfy the IRS required minimum distribution amount, then such withdrawals may significantly reduce the value of the

GLWB or even terminate the Contract.

The company has made the contract RMD friendly.  The company will not reduce the LPA due to RMD withdrawals that exceed the current LPA.

49. Contract Termination:

a. The first bullet states that the Contract terminates upon the death of the Contract owner (the GLWB covered person). Please disclose when the Contract terminates upon death if there are joint Contract owners and/or two GLWB covered persons.

We have added the following new paragraph:

If there are joint Contract owners, then (a) the GLWB benefit continues until the death of the second owner to die; and (b) the base contract death benefit is paid upon the first death (i.e., any remaining surrender charges are waived going forward) and since joint owners must be spouses, the survivor may continue the contract under spousal continuation, if he/she chooses, thus continuing the entire contract including the GLWB benefit.

b. The maturity date is the date on which annuity payments will begin under an annuity pay-out option. Please remove the third bullet, which is redundant with the second bullet. Further, please explain supplementally how the GLWB is a guaranteed “lifetime” benefit if it terminates upon annuitization (i.e., the Contract does not provide for the greater of the lifetime payment amount or the annuity payment on the maturity date).

The third bulled has been left as is.

Unless the Contract holder elects to annuitize the Contract prior to the maturity date (attained age 115) the lifetime payment amount is a guaranteed lifetime payment amount.  The latest attained age the freedom date is achieved is age 95, which is prior to the attained age on the maturity date (age 115).  Starting on the freedom date, the lifetime payment amount is guaranteed to be paid by the Company as long as the covered person is alive without impacting the base variable annuity contract.  So, the Contract holder may annuitize the base variable annuity contract anytime on or after the freedom date (including the maturity date) and receive both the annuitization amount and the guaranteed lifetime payment amount.

c. Please explain supplementally why the Contract will terminate, and the GLWB benefit will be lost, upon a change in the covered person, rather than simply not allowing the owner to change the covered person.

It really amounts to same thing in substance. Simply not allowing the owner to change the covered person would mean that the if the owner wants to change the covered person, they would need to terminate the existing contract (losing the existing GLWB) and purchase a new one with a new (different) covered person.  Regardless of how it is described, the actual consequences are the same.  The current disclosure makes clear what the consequence is of wanting to change the covered person.   If a contract owner requests a change in the covered person, Midland will make it clear to them that it is not allowed within the contract, so the only way to make that change is to terminate the existing contract and purchase a new one.  However, Midland is not making an offer of an exchange and does not want the prospectus disclosure to possibly be construed as encouraging a termination of the existing contract and a purchase of a new one, which could have adverse consequences for the owner.  The current language is what the contract actually provides.

d. Please add a bullet stating that the Contract and the GLWB benefit will terminate upon full surrender.

Added as the last bullet of this section:

o   upon full surrender.

50. Spousal Continuance:

a. The first paragraph states that the Contract terminates upon the death of the owner/covered person. Please disclose whether this is true if there are joint owners and/or two GLWB covered persons.

See response to comment # 49, above.

b. Please reconcile the disclosure in the third paragraph, which states that if a first withdrawal has occurred by an individual GLWB covered person, then upon the owner’s death the Contract will terminate (i.e., there is no spousal continuation),

with the disclosure in the third paragraph of the “Death Benefit” section that follows, which states that spousal continuation is available if the married spouse is the sole primary beneficiary.

We have added a new third paragraph in the death benefit section to read as follows:

Spousal Continuation is available only if the spouse (1) was married to the deceased owner, as recognized by Federal law, as of the date of the deceased owner’s death, (2) is the sole primary beneficiary, and (3) meets the requirements of spousal continuance listed under the GLWB, see spousal continuance under Contract Termination, page 29. Under spousal continuation, a surviving spouse may choose to treat the Contract as his or her own Contract.

Detailed Information About the Contract – Death Benefit

51. The first paragraph states that if the owner dies before the maturity date, the death benefit is paid. Please disclose when the death benefit is paid if there are joint owners.

We have added as a second paragraph:

If there are joint Contract owners, then the death benefit will be paid upon the death of the first Contract owner.

52. The Contract’s death benefit is equal to the accumulation value. To avoid investor confusion, please remove the disclosure in the first paragraph that states that once the owner chooses the death benefit, it cannot be changed.

This sentence has been deleted from the text.

53. Death benefit proceeds must remain in the Separate Account until paid out. Accordingly,

please explain the statement in the sixth paragraph that payment of the death benefit will include interest to the extent required by law.

Midland must comply with state insurance laws (which may require payment of interest) as well as federal securities laws.  We have added at the end of the sixth paragraph:

In the rare case where there is a delay in sending the death benefit check to the beneficiary, the amount paid to the beneficiary is the death benefit at the time we received the death claim in good order plus any accrued interest, if applicable, (at the state required interest rate) from the date the death claim was received in good order to the time in which the death claim check is sent to the beneficiary.

The sentence: “Payment will include interest to the extent required by law” has been deleted.

Charges, Fees and Deductions – Guaranteed Lifetime Withdrawal Benefit Charge

54. Please disclose whether a pro rata portion of the GLWB charge will be deducted if certain transactions (e.g., Contract termination, annuitization, freedom date) occur on any date other than a Contract quarter.

The charge is deducted quarterly in arrears, not in advance.  We have added the following at the last sentence to the paragraph:

We will not deduct the GLWB charge for Contract termination, annuitization or when the Contract reaches the freedom date.

Charges, Fees and Deductions – Surrender Charge

55. Please disclose that the amount of any surrender charge imposed, when added to any surrender charge previously paid under a Contract, will not exceed 9% of premiums made to date under the Contract. See Rule 6c-8 under the 1940 Act.

We have change the terms of the contract so the surrender charges will be based on the premiums paid rather than the accumulation value.  Therefore, it cannot exceed 8% of premium.  This has been updated accordingly throughout the prospectus.

56. The Contract does not offer variable pay-out options. Please clarify what is meant in the first sentence of the penultimate paragraph, which states that amounts paid under a life expectancy option will not be subject to a surrender charge.

In the section Electing Annuity Payout Options, we have deleted the text that referenced no variable payout options are available under this contract.

Federal Tax Status – GLWB Benefit

57. Please disclose the potential consequences to the value of the GLWB and to the continuance of the Contract if a Qualified Contract is purchased and the IRS required minimum distribution amount exceeds the lifetime payment amount.

We have changed the contract to make it RMD friendly.

Federal Tax Status - Maturity Date

58. Please move the Maturity Date discussion, which describes how the Contract is annuitized, from the “Federal Tax Status” section of the prospectus to the “Detailed

Information About the Contract” section of the prospectus.

This section has been moved to just before death benefit in the detailed section.

59. Please prominently disclose that the GLWB will terminate on the maturity date if that date occurs prior to the freedom date, and that annuity payments may be less than the lifetime payment amount under the GLWB. Please disclose that an owner should contact the Company to obtain current lifetime payment amount and annuity payment values, and consult with his financial representative to determine which option is more appropriate for him.

The following disclosure has been added at the end of the Maturity Date section, in italics:

If you annuitize before the freedom date, the GLWB will terminate on the annuity date and annuity payments may be less than the lifetime payment amount under the GLWB. You should contact us to obtain the current lifetime payment amount and annuity payment values before annuitizing. You should also consult with your financial representative to determine which option is more appropriate.

60. To avoid investor confusion, please clarify throughout this discussion that the amount available upon annuitization is the “surrender value” and not the “accumulation value,

less any state premium tax and any surrender charge.”

As you requested, we have revised to reflect surrender value rather than accumulation value and removed references to state premium tax and surrender charges in the maturity date section.

61. The second paragraph states that the owner may take a lump sum or annuitize on the maturity date provided the owner has not elected certain systematic withdrawal options.

Please clarify what is meant by “certain systematic withdrawal options.”

This text has been changed to read as follows:

If you have not previously annuitized, then on the maturity date you may:

1.       take the surrender value, in one lump sum, or

2.       convert the surrender value into an annuity payable to the payee under one of the payment options as described below.

62. The sixth paragraph under “Electing an Annuity Payment Option” references surrender and commutation rights. Please more fully disclose such rights, or remove this disclosure and make clear that once fixed payments begin, they may not be commuted or surrendered.

The reference to surrender and commutation rights has been deleted,  and the following has been added in the seventh paragraph of this section:

Once fixed payments begin, they may not be changed or the Contract surrendered.

63. Please clarify the reference to guaranteed and discretionary interest crediting when describing the fixed payment options, and how this relates to guaranteed annuity purchase rates set forth in the Contract and current annuity purchase rates.

The text has been deleted.

64. With respect to the Income for a Specified Amount payment option, please state, if true,

that this option may not satisfy required minimum distribution rules for qualified contracts, that a tax advisor should be consulted, and that by current company practice other options may be offered. Please also explain whether any payment will be made if the annuitant dies prior to the first payment.

The following disclosure has been added to this section:

This option may not satisfy required minimum distribution rules for qualified contracts. Consult a tax advisor before electing this option under a qualified contract. If the annuitant dies prior to the first specified amount payment, the beneficiary can receive the payments in the same manner as elected by the annuitant or elect a lump sum payout.   By current company practice we may offer other options.

65. The “annuitant” is defined as the person whose life is used to determine the amount and duration of any annuity payments involving life contingencies. Accordingly, with respect to the Joint and Survivor Income payment option, please clarify that the Company will make monthly payments until the last surviving annuitant’s death, that if both annuitants die after the first payment, then only one payment will be made, and that the second annuitant must be at least 45 years old at the time of the first monthly payment.

This has been updated to read:

Joint and Survivor Income: We will make monthly payments until the last surviving annuitant’s death.  Therefore, if both annuitants die after the first payment, then only one payment will be made.  The annuitant must be at least 50 years old and the second annuitant must be at least 45 years old at the time of the first monthly payment.

Additional Information – Our Reports to Owners

66. Please explain supplementally the legal basis for requiring owners to provide a 30-day notification of any errors or discrepancies in quarterly reports and confirmation notices or be deemed to have accepted such errors or discrepancies and relieve the Company of any related claim or liability.

It is, of course, much easier to correct any errors or discrepancies the earlier they are caught, and this makes it easier to protect contract owners (keep or make them whole) from any errors or other problems.  The 30-day notification is intended to encourage contract owners to review their periodic and other reports and notify the company promptly so that appropriate corrective action can be taken.

We believe that this is a common practice and that such notification provisions are included in many types of consumer communications.   For example, with respect to bank statements, the Uniform Commercial Code (UCC) provides:

§ 4-406. CUSTOMER's DUTY TO DISCOVER AND REPORT UNAUTHORIZED SIGNATURE OR ALTERATION.

(a) A bank that sends or makes available to a customer a statement of account showing payment of items for the account shall either return or make available to the customer the items paid or provide information in the statement of account sufficient to allow the customer reasonably to identify the items paid. The statement of account provides sufficient information if the item is described by item number, amount, and date of payment.

(b) If the items are not returned to the customer, the person retaining the items shall either retain the items or, if the items are destroyed, maintain the capacity to furnish legible copies of the items until the expiration of seven years after receipt of the items. A customer may request an item from the bank that paid the item, and that bank must provide in a reasonable time either the item or, if the item has been destroyed or is not otherwise obtainable, a legible copy of the item.

(c) If a bank sends or makes available a statement of account or items pursuant to subsection (a), the customer must exercise reasonable promptness in examining the statement or the items to determine whether any payment was not authorized because of an alteration of an item or because a purported signature by or on behalf of the customer was not authorized. If, based on the statement or items provided, the customer should reasonably have discovered the unauthorized payment, the customer must promptly notify the bank of the relevant facts.

(d) If the bank proves that the customer failed, with respect to an item, to comply with the duties imposed on the customer by subsection (c), the customer is precluded from asserting against the bank:

(1) the customer's unauthorized signature or any alteration on the item, if the bank also proves that it suffered a loss by reason of the failure; and

(2) the customer's unauthorized signature or alteration by the same wrongdoer on any other item paid in good faith by the bank if the payment was made before the bank received notice from the customer of the unauthorized signature or alteration and after the customer had been afforded a reasonable period of time, not exceeding 30 days, in which to examine the item or statement of account and notify the bank.

Perhaps more to the point, a 2008 FINRA Investor Alert (available at  http://www.finra.org/investors/alerts/bearing-bear-market-you-still-need-open-your-account-statements) explains why investors should always open and carefully examine their account statements (even if it’s unpleasant in a bear market) and states in part:  “Don’t Snooze and Lose – Some of these problems, such as incorrect electronic funds transfers, must be identified to your stockbroker or banker within 60 days after they occur or you waive your right to a correction.”

Additional Information - When We Pay Proceeds From this Contract

67. Please remove the first bullet describing when the Company may delay payment by more than seven days, as this discussion presumes that the transaction request was received in good order.

This has been deleted from the text.

68. Please clarify in the last paragraph that suspension of redemption payments may occur only with respect to a money market portfolio.

This has been deleted as the product does not offer a Money Market portfolio.

Additional Information - Distribution of the Contracts

69. Please state that the maximum 7% commission payable in the first Contract year is a percentage of purchase payments. See Item 6(d) of Form N-4.

We have changed the first sentence of the second paragraph to read as follows:

Sales commissions may vary, but the maximum commission payable in the first Contract year is 7.00% of premium payments.

Additional Information – Financial Statements

70. Please update the disclosure to indicate that the financial statements included are for the year ended December 31, 2017.

This has been updated and financial statements will be included in the next pre-effective amendment (pre-effective amendment No. 2).

Appendix A

71. Transfers are permitted at any time prior to the maturity date. To avoid investor confusion, please remove the paragraph stating that an owner has the right to transfer amounts to another investment option within 60 days of a portfolio making a material change in its investment policies.

This paragraph has been deleted.

Appendix C

72. In the second example of the roll-up calculation, please state that because the new GLWB value has reached the maximum GLWB value, the roll-up period terminates. Further,

please include an example of the roll-up amount calculation over several years, reflecting both positive and negative index returns.

We have added as the last sentence of example 2:

 Since the Maximum GLWB Value has been reached, the GLWB Roll-Up Period terminates and the contract will no longer be eligible for GLWB roll-ups.

We have added an additional example in this section as follows:

Example 3:

Assume a newly issued Contract in the GLWB roll-up period at Contract issue makes no additional premiums and takes no withdrawals during the first 4 Contract years has the following values:

Total Premiums in the Contract = $100,000

GLWB Value = $100,000

S&P 500 index gains over the Contract years:

Contract year 1 = 10%

Contract year 2 = -10%

Contact year 3 = 0%

Contract year 4 = 5%

GLWB roll-up amount for the Contract year 1 = $9,500.  The calculations are as follows:

GLWB roll-up percentage = 9.5% = 2% (fixed roll-up percentage) + 75% (index gains participation rate) * 10% (Index Gains)

GLWB roll-up amount = $9,500 = 9.5% (GLWB roll-up percentage) * $100,000 (Total Premiums in Contract)

Calculated new GLWB Value = $109,500 = $100,000 (prior GLWB Value) + $9,500 (GLWB roll-up amount)

Maximum GLWB Value = $200,000 = 200% * $100,000 (Total Premiums in Contract)

The new GLWB value at the end of Contract year 1 is the smaller of the Maximum GLWB Value and the calculated new GLWB Value = smaller of $200,000 and $109,500 = $109,500.  The Accumulation Value is not affected by this calculation.

GLWB roll-up amount for the Contract year 2 = $2,000. The calculations are as follows:

GLWB roll-up percentage = 2% = 2% (fixed roll-up percentage) + 75% (index gains participation rate) * 0% (Index Gains).  Note; if the index gains are less than zero then it is set to 0% for the GLWB roll-up percentage calculation.

GLWB roll-up amount = $2,000 = 2% (GLWB roll-up percentage) * $100,000 (Total Premiums in Contract)

Calculated new GLWB Value = $111,500 = $109,500 (prior GLWB Value) + $2,000 (GLWB roll-up amount)

Maximum GLWB Value = $200,000 = 200% * $100,000 (Total Premiums in Contract)

The new GLWB value at the end of Contract year 2 is the smaller of the Maximum GLWB Value and the calculated new GLWB Value = smaller of $200,000 and $111,500 = $111,500.  The Accumulation Value is not affected by this calculation.

GLWB roll-up amount for the Contract year 3 = $2,000. The calculations are as follows:

GLWB roll-up percentage = 2% = 2% (fixed roll-up percentage) + 75% (index gains participation rate) * 0% (Index Gains).

GLWB roll-up amount = $2,000 = 2% (GLWB roll-up percentage) * $100,000 (Total Premiums in Contract)

Calculated new GLWB Value = $113,500 = $111,500 (prior GLWB Value) + $2,000 (GLWB roll-up amount)

Maximum GLWB Value = $200,000 = 200% * $100,000 (Total Premiums in Contract)

The new GLWB value at the end of Contract year 3 is the smaller of the Maximum GLWB Value and the calculated new GLWB Value = smaller of $200,000 and $113,500 = $113,500.  The Accumulation Value is not affected by this calculation.

GLWB roll-up amount for the Contract year 4 = $5,750. The calculations are as follows:

GLWB roll-up percentage = 5.75% = 2% (fixed roll-up percentage) + 75% (index gains participation rate) * 5% (Index Gains).

GLWB roll-up amount = $5,750 = 5.75% (GLWB roll-up percentage) * $100,000 (Total Premiums in Contract)

Calculated new GLWB Value = $119,250 = $113,500 (prior GLWB Value) + $5,750 (GLWB roll-up amount)

Maximum GLWB Value = $200,000 = 200% * $100,000 (Total Premiums in Contract)

The new GLWB value at the end of Contract year 4 is the smaller of the Maximum GLWB Value and the calculated new GLWB Value = smaller of $200,000 and $119,250 = $119,250.  The Accumulation Value is not affected by this calculation.

73. In the first partial withdrawal example, please remove the redundant disclosure (i.e., the lifetime payment amount available at issue, RMD required at Contract issue, the free withdrawal amount available during the 1st Contract year).

This text has been deleted.

74. In the fourth assumption of the second partial withdrawal example, please clarify that the

$10,000 is the current free withdrawal amount available. Further, please revise the third bullet in the example to reflect the accumulation value after the excess partial withdrawal as $95,500 (after adjusting for the lifetime payment amount) – 20,500 (the excess partial withdrawal). To avoid investor confusion, please also replace the term “excess partial surrender” with the term “excess partial withdrawal” in the last bullet.

The revisions have been made to example 2 and the example now reads as follows:

Example 2:

Assume a Contract in its 4th Contract year issued to a single owner issue age 50 (current age 54) has not yet taken a partial withdrawal and has the following values and transactions during the 4th Contract year:

Current accumulation value = $100,000

Takes a partial withdrawal = $25,000 during the 4th Contract year (note; this is an excess partial withdrawal and will reduce the lifetime payment amount available after the excess partial withdrawal)

Current Free withdrawal amount available = $10,000

Current GLWB value = $150,000

Applicable Surrender Charge Percentage (4th Contract year) = 6%

Due to the partial withdrawal, the lifetime payment amount is set upon the 1st partial withdrawal and the GLWB roll-up period has ended.  The lifetime payment amount available after the excess partial withdrawal = $3,428.01.  The calculations are as follows:

The GLWB value after the excess partial withdrawal is $114,267.02.  The calculations are as follows:

The partial withdrawal is greater than the lifetime payment amount available.  The GLWB value is reduced dollar for dollar up to the lifetime payment amount and is reduced pro-rata for the portion of the partial withdrawal in excess of the lifetime payment amount available.

•         Lifetime payment amount available $4,500 = $150,000 (GLWB value at time of 1st partial withdrawal) * 3% (applicable lifetime payment percentage at the time of the 1st withdrawal. single life attained age 54)

•         The accumulation value after reduction for the lifetime payment amount = $95,500 = $100,000 (accumulation value) - $4,500 (lifetime payment amount available prior to the excess withdrawal)

•         Excess partial withdrawal = $20,500 = $25,000 (partial withdrawal) - $4,500 (lifetime payment amount available prior to excess partial withdrawal)

•         The accumulation value after the excess partial withdrawal is $75,000 = $100,000 (accumulation value after withdrawal for the lifetime payment amount) - $25,000 (partial withdrawal amount in excess of the lifetime payment amount)

•         The excess partial withdrawal reduced the accumulation value (after the reduction for the lifetime payment amount available before the excess partial withdrawal) by 21.4659686% = $20,500 (excess partial withdrawal) / $95,500 (accumulation value after reduction for the lifetime payment amount), so the GLWB value (after reduction for the lifetime payment amount) will further be reduced by an additional 21.4659686% for the excess partial withdrawal.

•         The GLWB value (after reduction for lifetime payment amount available) = $145,500 = $150,000 (GLWB value prior to partial withdrawal) - $4,500 (lifetime payment amount available)

•         The GLWB value after the excess partial withdrawal equals $114,267.02 = $145,500 (GLWB value after withdrawal of lifetime payment amount available) * {1 – 21.4659686% (additional reduction for excess partial withdrawal)}

Lifetime payment amount after the excess partial withdrawal = $3,428.01.  The calculations are as follows:

Lifetime payment amount prior to the excess partial withdrawal is the lessor of 1) and 2);

1)      Lifetime payment amount prior to the excess partial withdrawal = $4,500

2)      the greater of a. and b.;

a.       $2,250 = 3% (lifetime payment percentage) * $75,000 (accumulation value after the excess partial withdrawal)

b.       $3,428.01 = 3% (lifetime payment percentage) * $114,267.02 (GLWB value after the excess partial withdrawal)

The above calculation of the lifetime payment amount after the excess partial withdrawal = $3,428.01 = lessor of $4,500 [1) above] and 3% (lifetime payment percentage) times the greater of $2,250 [2) a. above] and $3,428.01 [2) b. above].

The amount of surrender charge assessed upon the $25,000 withdrawal = $900.  The calculations are as follows:

The amount of surrender charge percentage assessed = $900 = {$25,000 (partial withdrawal amount) - $10,000 (free withdrawal amount available)} * 6% (applicable surrender charge percentage).

After the partial withdrawal, the free withdrawal amount available for the remainder of the Contract year is $0, because the $25,000 partial withdrawal amount exceeded the $10,000 free withdrawal amount available.  No additional free withdrawal amount will be available until the next Contract year when it is recalculated at Contract year end for the next Contract year.

75. Please include a partial withdrawal example of a qualified Contract where the required minimum distribution amount exceeds the lifetime payment amount.

We note we have made the contract RMD friendly so the consumer can withdraw the greater of the lifetime payment amount or RMD.  The following example has been added to this section:

Example 3:

Assume a tax qualified Contract is issued to a single owner issue age 75 has been in force for 10 years and has the following values and transactions:

Current GLWB value = $20,000

Current accumulation value = $25,000

Lifetime payment percentage of 5% was set upon first partial withdrawal during 2nd Contract year

Lifetime payment amount available = $2,500

Current IRS RMD amount = $3,000 is taken during the current Contract year

The GLWB permits the contract holder to take each contract year the greater of the lifetime payment amount and RMD without the partial withdrawal being considered an excess partial withdrawal.  So, the GLWB value after the RMD partial withdrawal = $17,000 = $20,000 (GLWB Value at time of the partial withdrawal) - $3,000 (RMD partial withdrawal amount) and the Lifetime payment amount going forward will continue to be $2,500.  The accumulation value after the RMD partial withdrawal is $22,000 = $25,000 (accumulation value prior to the RMD partial withdrawal) - $3,000 (RMD partial withdrawal amount).

76. Please include an example illustrating lifetime payments if the accumulation value is depleted due to non-excess withdrawals.

The following example has been added:

Example 4:

Assume a Contract is issued to a single owner issue age 75 has been in force for 10 years and has the following values and transactions:

Current GLWB value = $20,000

Current accumulation value = $500

Lifetime payment percentage of 5% was set upon first partial withdrawal during 2nd Contract year

Lifetime payment amount available = $2,500 and is taken during the current Contract year

The GLWB permits the contract holder to take each contract year the lifetime payment amount regardless of the amount of the accumulation value.  So, the contract holder will receive the $2,500 withdrawal amount = $500 from his/her accumulation value and $2,000 paid by the Company and Lifetime payment amount going forward will continue to be $2,500 per Contract year as long as the covered person lives.  The accumulation value after the partial withdrawal is $0 = $500 (accumulation value prior to the partial withdrawal) - $500 (partial withdrawal amount taken out of the accumulation value).

STATEMENT OF ADDITIONAL INFORMATION

77. Please revise the name of the administrative charge referenced in the accumulation unit value calculation to conform to the prospectus terminology (i.e., Asset Based

Administration Charge).

The following has been revised under the accumulation unit value calculation to properly reflect asset based administration charge:

c) Is the Mortality and Expense Risk Charge plus the Asset Based Administration Charge for each day in the current Valuation Period.

78. Please update the aggregate amount of distribution allowance paid to Sammons Financial

Network for the fiscal year ended 2017.

The reference to 2016 has been deleted and added 2017 as follows:

Fiscal Year	Aggregate Amount of Distribution Allowance Paid to Sammons Financial Network *
2017	$0

*Represents an underwriting fee paid to Sammons Financial Network for LiveWell Freedom Variable Annuity under Separate Account C.

79. Please update the disclosure regarding the financial statements to indicate that such statements included are for the year ended December 31, 2017.

This has been updated to read 2017.

PART C

80. Except as otherwise permitted by Rule 483 of the 1933 Act, please file copies of executed rather than “form of” agreements. In the case where there are two or more documents that are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, please follow the procedures outlined in the rule.

Executed documents are generally filed with the registration statement (or to be filed by amendment) or incorporated by reference.

81. The Form of Flexible Premium Deferred Variable Annuity Contract is filed with the registration statement, but the exhibit list indicates that it will be filed by amendment.

Please revise.

The updated Flexible Premium Deferred Variable Annuity Contract, the value endorsement, GLWB rider form and variable annuity application have been included in this filing and the exhibit list so indicates.

82. The Application for Flexible Premium Deferred Variable Annuity Contract, Opinion and

Consent of Counsel, Consent of Eversheds-Sutherland, and Consent of Independent

Registered Public Accounting Firm were not filed with the registration statement, but the exhibit list indicates otherwise. Please revise.

The application is filed herein.  The other documents listed will be filed by amendment in pre-effective amendment no. 2: Opinion and Consent of Counsel, Consent of Eversheds-Sutherland, and Consent of Independent Registered Public Accounting Firm.  The exhibit list so indicates.

83. Please update Item 26, which is current as of June 30, 2017.

Item 26 has been updated with current information as of December 31, 2017.

84. Please provide powers of attorney that relate specifically to the registration statement as required by Rule 483(b) of the 1933 Act.

The power of attorney has been updated, and included, to specifically list this registration statement’s 1933 Act file number (333-221820).

Thank you for your review and consideration of our responses.   Please contact Jason Bradshaw at 312-648-7600 (jbradshaw@sfgmembers.com) or Fred Bellamy at 202-383-0126 (fredbellamy@eversheds-sutherland.com) with any questions or additional comments.

                                                                                    Sincerely,

                                                                                    /s/Jason L Bradshaw

Jason L. Bradshaw